SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number:

Origin Energy Limited

(Translation of registrant’s name into English)

Level 39

AMP Centre

50 Bridge Street

SYDNEY NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO EXHIBITS

Item
1.	Appendix 3B New Issue Announcement dated July 1, 2003
2.	Appendix 3B New Issue Announcement dated July 2, 2003
3.	ASX Release “Origin Energy announces an offer to acquire Oil Company of Australia Limited” dated July 11, 2003
4.	ASX announcement “Substantial Holder – Change of Interests” regarding the registrant’s holding in Magellan Petroleum Australia Limited dated July 11, 2003
5.	Appendix 3B New Issue Announcement dated July 14, 2003
6.	ASX announcement “Substantial Holder – Change of Interests” regarding the registrant’s holding in Oil Company of Australia Limited dated July 15, 2003
7.	ASX Release “Hovea 8 Progress Report, Onshore Perth Basin, Western Australia” dated July 21, 2003
8.	Appendix 3B New Issue Announcement dated July 23, 2003
9.	ASX Release “Hovea 8 Progress Report, Onshore Perth Basin, Western Australia” dated July 24, 2003
10.	ASX Release “Origin Energy adds to offshore Otway acreage” dated July 30, 2003
11.	ASX Release “Report for the quarter ended June 30, 2003” dated July 31, 2003
12.	ASX Release “Hovea 8 Progress Report, Onshore Perth Basin, Western Australia” dated July 31, 2003

The information contained in this report is incorporated by reference into the Registration Statement on Form F-3 (file no. 333-103886).

Item. 1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire ordinary fully paid shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price $3.56 expiring on or before 19 December 2007

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the rules of the Origin Energy Senior Executive Option Plan

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	657,709,751	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	11,512,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Options do not participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of +all securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Date: 1 July 2003

                        Company Secretary

Print name: William M Hundy

Item. 2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,050

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Full Paid Ordinary Shares

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Yes

5	Issue price or consideration	$1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 July 2003

		Number	+Class
8	Number and +class of +all securities quoted on ASX (including the securities in clause 2 if applicable)	657,723,801	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	11,497,950	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information

or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)
	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the

Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Date: 2 July 2003

                    Company Secretary

Print name: William M Hundy

Item. 3

ASX Release

11 July 2003

Origin Energy announces an offer to acquire Oil Company of Australia Limited

Origin Energy Limited (“Origin”) advises that it proposes to make an off market cash offer of $4.25 per share to acquire all the ordinary shares in Oil Company of Australia Limited (“OCA”) that it does not already own.

The offer will not be subject to any defeating conditions.

Origin currently holds 85.23% of the issued capital of OCA. Under a pre-bid agreement with Santos Ltd, Santos has agreed to accept the offer in respect of 2.9 million shares, giving Origin a relevant interest in 87.69% of the issued capital of OCA.

For further information contact:

Mr Bruce Beeren

Executive Director, Commercial

Origin Energy Limited

Telephone: (02) 9220 6301

Mobile Phone: 0419 617 901

Item. 4

To	Company Announcements Office	Facsimile	1300 300 021

Company	Australian Stock Exchange	Date	11 July 2003

From	Bill Hundy	Pages	31

Subject	SUBSTANTIAL HOLDER – CHANGE OF INTERESTS

We wish to advise that the substantial shareholding of Origin Energy Limited group in Magellan Petroleum Australia Limited (MAG) has altered and attach the Form 604 Notice of Change of Interests of Substantial Holder.

Regards

Bill Hundy

Company Secretary

02 9220 6467 – bill.hundy@originenergy.com.au

Copy to:	Company Secretary
Magellan Petroleum Australia Limited
10th Floor
145 Eagle Street
BRISBANE QLD 4000

604    page 1/2    15 July 2001

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Magellan Petroleum Australia Limited

ACN/ARSN	ACN 009 728 581

1. Details of substantial holder (1)

Name	Origin Energy Limited
ACN/ARSN (if applicable)	ACN 000 051 696

There was a change in the interests of the substantial holder on	During the period 18 /09 /1996 –10/ 07 /2003

The previous notice was given to the company on	29 / 10 / 1993

The previous notice was dated	28 / 10 / 1993

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice
	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Fully paid ordinary shares of $0.50 each	8,041,608	18.08%	6,782,138	14.53%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected
18/9/96 to 29/10/98	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market and receipt of bonus issue	See Annexure “A”	Net 59,470 See Annexure “A”	Net 59,470 See Annexure “A”

10/07/2003	Sagasco Amadeus Pty Limited	Sale of shares to Magellan Petroleum Corporation (see Annexures “A” & “B”)	Issue of 1,300,000 shares in Magellan Petroleum Corporation	1,200,000	1,200,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Origin Energy Limited	Sagasco Amadeus Pty Limited	N/A	Holder of fully paid ordinary shares	6,782,138	6,782,138

604    page 2/2    15 July 2001

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address

Origin Energy Limited	Level 39, AMP Centre 50 Bridge Street, Sydney, NSW, 2000

Sagasco Amadeus Pty Limited	Level 39, AMP Centre 50 Bridge Street, Sydney, NSW, 2000

Magellan Petroleum Australia Limited	Level 10 145 Eagle Street, Brisbane, QLD, 4000

Magellan Petroleum Corporation	Unit 31, Oak Park 149 Durham Road, Madison, Connecticut, USA, 06443

Signature

	print name	capacity

	sign here	date / /

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:

(a)	any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE “A”

This is annexure A of 2 pages mentioned in Form 604 Notice of change of interests of substantial holder.

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected

18/09/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$59,387.56	17,530	17,530

26/09/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$4,765.64	1,418	1,418

30/09/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$823.32	245	245

1/10/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$29,599.36	8,807	8,807

9/10/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$13,443.60	4,000	4,000

9/10/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$67,218.00	20,000	20,000

10/10/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$23,625.15	7,000	7,000

11/10/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$58,827.97	17,250	17,250

22/10/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$3,751.35	1,100	1,100

23/10/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$6,905.89	2,025	2,025

25/10/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$29,199.11	8,562	8,562

25/10/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$32,609.51	9,562	9,562

28/10/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$51,154.80	15,000	15,000

6/11/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$22,551.53	6,601	6,601

30/10/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$6,820.65	2,000	2,000

6/11/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$3,069.29	900	900

7/11/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$8,649.30	2,500	2,500

8/11/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$46,261.80	13,000	13,000

12/11/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$45,682.41	13,204	13,204

15/11/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$67,986.72	19,374		19,374

18/11/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$54,913.53	15,650		15,650

20/11/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$11,481.89	3,272		3,272

21/11/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$190,498.57	54,000		54,000

10/12/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$60,685.94	17,938		17,938

16/12/1996	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$6,755.80	2,000		2,000

13/01/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$8,387.04	2,412		2,412

16/01/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$6,248.60	1,797		1,797

15/01/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$16,392.80	4,853		4,853

16/01/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$3,167.76	911		911

17/01/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$270,232.00	80,000		80,000

20/01/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$33,779.00	10,000		10,000

20/01/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$3,715.60	1,100		1,100

21/01/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$63,842.25	18,900		18,900

22/01/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$47,926.85	14,150		14,150

24/01/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$42,223.75	12,500		12,500

28/01/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$32,326.41	9,570		9,570

3/02/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$337.70	100		100

4/02/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$1,307.12	387		387

17/09/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$22,050.92	6,528		6,528

19/09/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$13,258.18	3,925		3,925

22/09/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$26,685.35	7,900		7,900

23/09/1997	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$5,404.55	1,600		1,600

29/10/1998	Sagasco Amadeus Pty Limited	Receipt of fully paid ordinary shares under a bonus issue	Nil	364,070	*	364,070	*

29/10/1998	Sagasco Amadeus Pty Limited	Receipt of fully paid ordinary shares under a bonus issue	Nil	10,951	*	10,951	*

29/10/1998	Sagasco Amadeus Pty Limited	Receipt of fully paid ordinary shares under a bonus issue	Nil	5080	*	5080	*

Net Change to 9 July 2003	Sagasco Amadeus Pty Limited		$1,503,954.57	59,470		59,470

10/07/2003	Sagasco Amadeus Pty Limited	Transfer of shares to Magellan Petroleum Corporation	Issue of 1,300,000 shares in Magellan Petroleum Corporation	1,200,000		1,200,000

*	Receipt of shares; all other transactions relate to the sale of shares.

ANNEXURE “B”

This is annexure B of 26 pages mentioned in Form 604 Notice of change of interests of substantial holder.

I, William Michael Hundy hereby certify that the attached 25 pages are a full and accurate copy of the contract between Sagasco Amadeus Pty Limited and Magellan Petroleum Corporation dated 10 July 2003.

Lawyers

Levels 22-35 No. 1 O’Connell Street Sydney NSW 2000 Australia

PO Box H3 Australia Square Sydney NSW 1215

www.claytonutz.com

Tel + 61 2 9353 4000 Fax + 61 2 8220 6700

Our ref - 169/21724160 Contact - Graham Taylor

Sydney · Melbourne · Brisbane · Perth · Canberra · Darwin

Liability limited by the Solicitors Scheme approved under the Professional Standards Act 1994 (NSW)

Execution Copy

Sagasco Amadeus Pty Limited (ACN 056 420 396)

“Sagasco”

Magellan Petroleum Corporation (ABN 97 099 695 093)

“MPC”

Share sale agreement

Annexure A Registration Rights Agreement	14

Share sale agreement made on July 10, 2003

Parties	Sagasco Amadeus Pty Limited (ACN 056 420 396) of Level 39, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000 (“Sagasco”)

Magellan Petroleum Corporation (ABN 97 099 695 093) of Unit 31, Oak Park, 149 Durham Road, Madison, Connecticut, USA, 06443 (“MPC”)

Recitals

A.	Magellan Petroleum Australia Limited (ACN 009 728 581) is a company limited by shares registered in Australia with its registered office at Level 10, 145 Eagle Street, Brisbane, Queensland, 4000 (“MPA”).

B.	Sagasco is the legal and beneficial owner of 1,200,000 fully paid ordinary shares in the issued share capital of MPA (“MPA Shares”).

C.	Sagasco has agreed to sell and MPC has agreed to purchase the MPA Shares upon the terms and conditions contained in this Agreement.

The parties agree

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Agreement” means this Share Sale Agreement, including Schedule 1 and Annex A attached hereto.

“Business Day” means a day which is not a Saturday, Sunday or public holiday in the State.

“Completion” means completion of the sale and purchase of the MPA Shares in accordance with the terms of this Agreement.

“Completion Date” means the fifth Business Day following the receipt of all approvals required under clause 3 of this Agreement or such other date as Sagasco and MPC shall agree.

“Constitution” means the constitution of MPA.

“Encumbrance” means any mortgage, charge, pledge, lien, encumbrance, assignment, hypothecation, security interest, title retention, preferential right, trust arrangement, contractual right of set-off or any other security agreement or arrangement in favour of any person.

“FATA” means the Foreign Acquisitions and Takeovers Act 1975.

“FIRB Approval” means the unconditional approval pursuant to FATA of the Treasurer to the

Proposal or the approval of the Treasurer subject to conditions which are acceptable to MPC acting reasonably.

“MPA” has the meaning given in Recital A.

“MPA Shares” has the meaning given in Recital B.

“MPC Shares” means the common shares in the capital of MPC.

“Proposal” means the acquisition of the MPA Shares by MPC under this Agreement.

“Related Body Corporate” has the meaning given in section 9 of the Corporations Act 2001 (Cth).

“Share Consideration” has the meaning given in clause 2.

“State” means the State of New South Wales.

1.2	Interpretation

In this Agreement:

(a)	headings are for convenience only and do not affect interpretation; and unless the context indicates a contrary intention:

(b)	an obligation or liability assumed by, or a right conferred on, 2 or more parties binds or benefits all of them jointly and each of them severally;

(c)	the expression “person” includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(d)	a reference to any party includes that party’s executors, administrators, successors and permitted assigns, including any person taking by way of novation;

(e)	a reference to any document (including this Agreement) is to that document as varied, novated, ratified or replaced from time to time;

(f)	a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

(g)	words importing the singular include the plural (and vice versa), and words indicating a gender include every other gender;

(h)	references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this

Agreement, and a reference to this Agreement includes any schedule, exhibit or annexure to this Agreement;

(i)	where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(j)	references to payments to any party to this Agreement include payments to another person upon the direction of such party;

(k)	all payments to be made under this Agreement will be made by unendorsed bank cheque or other immediately available funds;

(l)	the word “includes” in any form is not a word of limitation; and

(m)	a reference to “$” or “dollar” is to Australian currency.

1.3	Governing law

This Agreement is governed by and will be construed according to the laws of the State.

2.	SALE OF MPA SHARES

(a)	Sagasco agrees to sell to MPC, and MPC agrees to purchase from Sagasco, the MPA Shares (including any additional shares issued between the date of this Agreement and the Completion Date, inclusive, as a result of a stock split, stock dividend, recapitalisation or the like) free of any Encumbrance in consideration for the issue of 1,300,000 MPC Shares (as such number of MPC Shares may be increased pursuant to clause 2(b), the “Share Consideration”) by MPC to Sagasco, on the Completion Date in accordance with the terms and conditions contained in this Agreement.

(b)	In the event that between the date of this Agreement and the Completion Date, inclusive, MPC issues to the holders of MPC Shares additional MPC Shares as a result of a stock split, stock dividend, recapitalisation or the like, the Share Consideration to be issued to Sagasco pursuant to this clause 2 shall be increased by the number of MPC Shares that Sagasco would have received had it held the Share Consideration at the time of the distribution.

3.	CONDITIONS PRECEDENT

(a)	FIRB Approval is a condition precedent to the obligations of MPC and Sagasco under clauses 2 and 4.

(b)	MPC must do all things pursuant to FATA which are reasonably necessary to obtain FIRB Approval promptly after the execution of this Agreement.

(c)	FIRB Approval is taken to have been granted:

(i)	if a notice is issued pursuant to FATA stating that the Commonwealth

Government does not object to the Proposal; or

(ii)	if notice of the Proposal has been given to the Treasurer pursuant to FATA and the Treasurer is, by reason of lapse of time, not empowered to make an order under Part II of FATA in relation to the Proposal.

(d)	In the event that between the date of this Agreement and the Completion Date, inclusive, MPC issues to the holders of MPC Shares cash dividends or other distributions (other than in the form of additional MPC Shares), Sagasco may at its option refuse to perform its obligations under clauses 2 and 4.

4.	Completion

4.1	TimE and place for Completion

Completion will take place on the Completion Date at the offices of Corrs Chambers Westgarth, Waterfront Place, 1 Eagle Street, Brisbane 4000 Queensland, Australia. .

4.2	Delivery of documents by Sagasco

On Completion Sagasco will deliver or cause to be delivered to MPC:

(a)	a duly executed transfer form for the transfer of the MPA Shares from Sagasco to MPC in substantially the form set out in schedule 1; and

(b)	a Registration Rights Agreement in the form set out in annexure A duly executed by Sagasco.

4.3	Delivery of documents by MPC

On Completion MPC will issue the Share Consideration and will deliver or cause to be delivered to Sagasco:

(a)	the stock certificate(s) for the Share Consideration; and

(b)	a Registration Rights Agreement in the form set out in annexure A duly executed by MPC.

4.4	Interdependence of obligations

The obligations of Sagasco and MPC under clauses 4.2 and 4.3 are interdependent.

4.5	Sagasco’s obligations until registration

After Completion and until the MPA Shares are registered by MPA in the name of MPC, Sagasco must take all action as registered holder of the MPA Shares as MPC may reasonably require from time to time by notice.

4.6	MPC’s obligations to register

MPC must ensure that registration of the transfer of the MPA Shares takes place as soon as is reasonably possible after Completion.

5.	SAGASCO’S WARRANTIES

As part of the terms of the sale and purchase of the MPA Shares, Sagasco warrants to MPC as at a time immediately before Completion that:

(a)	Sagasco is the sole legal and beneficial owner of the MPA Shares which are free of any Encumbrance, and Sagasco has complete and unrestricted power and right to sell, assign and transfer the MPA Shares to MPC;

(b)	the MPA Shares are fully paid up;

(c)	there are no outstanding options, contracts, calls, first refusals, commitments, rights or demands of any kind relating to the MPA Shares, nor does any person have any rights of pre-emption in respect of any of the MPA Shares;

(d)	the execution and performance of this Agreement and the Registration Rights Agreement by Sagasco have been duly and validly authorised by all necessary corporate action on its part;

(e)	this Agreement and the Registration Rights Agreement are, or will be, valid and binding agreements on Sagasco enforceable in accordance with their terms and conditions; and

(f)	the MPA Shares are fully tradeable on the Australian Stock Exchange.

6.	MPC’S WARRANTIES

As part of the terms of the sale and purchase of the MPA Shares, MPC warrants to Sagasco as at a time immediately before Completion that:

(a)	the Share Consideration will be issued to Sagasco free of any Encumbrance, and MPC has complete and unrestricted power and right to issue the MPC Shares to Sagasco;

(b)	the Share Consideration will be issued as fully paid up MPC Shares;

(c)	there will be no outstanding options, contracts, calls, first refusals, commitments, rights or demands of any kind relating to the Share Consideration, nor will any person have any rights of pre-emption in respect of any of the Share Consideration;

(d)	the execution and performance of this Agreement and the Registration Rights Agreement by MPC have been duly and validly authorised by all necessary corporate action on its part;

(e)	this Agreement and the Registration Rights Agreement are, or will be, valid and binding agreements on MPC enforceable in accordance with their terms and conditions; and

(f)	the Share Consideration will be of the same class as the MPC Shares that are currently traded on the NASDAQ SmallCap Market.

7.	COMPLIANCE WITH U.S. SECURITIES LAWS

(a)	Representations and Warranties of Sagasco. Sagasco represents and warrants to MPC that it:

(i)	understands that the Share Consideration to be issued in accordance with clauses 2 and 4.3 have not been, and, as of the date of issuance, will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any U.S. state securities laws, and are being issued pursuant to a “safe harbor” exemption from registration contained in Regulation S promulgated under the Securities Act based, in part, upon the representations and warranties of Sagasco contained herein.

(ii)	has received certain information concerning MPC and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding shares of MPC’s common stock;

(iii)	is able to bear the economic risk and lack of liquidity inherent in holding MPC Shares;

(iv)	is an “Accredited Investor” as defined in Regulation D promulgated under the Securities Act;

(v)	(A) is not a “U.S. Person” (as that term is defined in Rule 902 of Regulation S under the Securities Act); (B) is not acquiring the Share Consideration for the account or benefit of any U.S. Person and has not pre-arranged any resale of any of the Share Consideration with any buyer located in the United States or otherwise with a U.S. Person; and (C) was not offered the Share Consideration in the United States, and at the time of execution of this Agreement and of any offer to purchase the Share Consideration received from MPC hereunder, was located outside the United States;

(vi)	is not engaged in the business of distributing securities;

(vii)	will not engage in hedging transactions with regard to the Share Consideration unless in compliance with the Securities Act; and

(viii)	has not engaged and will not engage, nor have any of its affiliates or any person acting on behalf of it or any of them engaged in or will engage in, any “directed selling efforts” with respect to the Share Consideration within the meaning of Rule 902(c) of Regulation S adopted under the Securities Act.

(b)	Representation and Warranty by MPC. MPC represents and warrants that neither it, nor any of its affiliates or any person acting on behalf of any of them, has engaged or will engage in any “directed selling efforts” with respect to the Share Consideration within the meaning of Rule 902(c) of Regulation S adopted under the Securities Act, and it, its affiliates and any person acting on behalf of any of them have complied and will comply with the offering restrictions requirement of Regulation S under the Securities Act.

(c)	Legending and Stop Transfer Requirements.

(i)	The stock certificate delivered by MPC to Sagasco in accordance with clause 4.3 representing the Share Consideration will be imprinted with a legend substantially in the following form:

“The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and have been issued pursuant to an exemption from registration under Regulation S promulgated under the Securities Act. Such shares are “restricted securities” as defined in Rule 144 promulgated under the Securities Act and may not be offered for sale, sold, delivered after sale, transferred, pledged, or hypothecated except: (i) in accordance with the provisions of Regulation S under the Securities Act; (ii) pursuant to registration under the Securities Act; or (iii) pursuant to an opinion of counsel reasonable satisfactory to Magellan Petroleum Corporation that such shares may be transferred without registration under the Securities Act. Hedging transactions involving the shares represented by this certificate may not be conducted unless in compliance with the Securities Act.”

(ii)	MPC shall refuse to register any transfer of the Share Consideration that is not made in accordance with: (A) the provisions of this Agreement; and (B) the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration under the Securities Act.

(d)	Resales of the Share Consideration. Sagasco shall make, or cause to be made, any resales of the Share Consideration pursuant to one of the following methods:

(i)	“offshore transactions” (as such term is defined in Regulation S) pursuant to the resale safe harbor of Rule 904 of Regulation S adopted under the Securities Act;

(ii)	any resale registration statement on Form S-3 (or such other form as may be available for the registration of such resales) that may be filed by MPC with the U.S. Securities and Exchange Commission following Completion as required under the Registration Rights Agreement between Sagasco and MPC in the form set out in annexure A;

(iii)	Rule 144 promulgated under the Securities Act; or

(iv)	any other available exemption under the Securities Act;

provided that, in the case of (iii) and (iv), Sagasco shall first furnish MPC with a written opinion reasonably satisfactory to MPC in form and substance from counsel reasonably satisfactory to MPC by reason of experience to the effect that Sagasco may transfer such shares as desired without registration under the Securities Act (each such resale described in (i)-(iv), a “Permitted Resale” and collectively, the “Permitted Resales”). Any such Permitted Resales shall be made in offshore transactions or in transactions in the United States on the Nasdaq SmallCap Market or otherwise.

8.	GENERAL

8.1	Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to each party) required by law or reasonably requested by any other party to give effect to this Agreement.

8.2	Notices

Any communication under or in connection with this Agreement:

(a)	must be in writing;

(b)	must be addressed as shown below:

(i)	in the case of Sagasco:

Name: Sagasco Amadeus Pty Limited

Address:  Level 39, AMP Centre, 50 Bridge Street, Sydney, 2000

Fax no: +612 9235 1661

For the attention of: Company Secretary

With a copy to:

Name: Graham Taylor, Esq.

Address: Clayton Utz, Levels 22-35, No. 1 O’Connell Street, Sydney NSW 2000 Australia

Fax no: +612 8220 6700

(or as otherwise notified by that party to the other party from time to time); and

(ii)	in the case of MPC:

Name: Magellan Petroleum Corporation

Address: c/o G&O’D Inc. Box 1146, Madison, Connecticut, USA, 06443-1146

Fax no: +1 203 245 8290

For the attention of: James R. Joyce, President

With a copy to:

Name: Timothy L. Largay, Esq.

Address: Murtha Cullina LLP, 185 Asylum Street, Hartford, Connecticut, USA, 06103-3469

Fax no: + 1 860 240 6150

(or as otherwise notified by that party to the other party from time to time);

(c)	must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 8.2(b); and

(e)	will be deemed to be received by the addressee:

(i)	(in the case of prepaid post) on the third business day after the date of posting within Australia to an address within Australia, and on the fifth business day after the date of posting either within Australia to an address outside Australia or outside Australia to an address within Australia;

(ii)	(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, in which event that communication will be deemed to be received at 9.00 am on the next business day; and

(iii)	(in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 8.2(b), unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day, and where “business day” means a day which is not a Saturday, Sunday or public holiday in the place of receipt of that communication.

8.3	Jurisdiction

(a)	Each party irrevocably submits to the non-exclusive jurisdiction of the courts of the State, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this Agreement.

(b)	Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within (a) of this clause.

8.4	Amendment

This Agreement may only be varied by a document signed by or on behalf of each of the parties.

8.5	Waiver

(a)	Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Agreement.

(b)	Any waiver or consent given by any party under this Agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this Agreement will operate as a waiver of another breach of that term or of a breach of any other term of this Agreement.

8.6	Assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party.

8.7	Counterparts

(a)	This Agreement may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this Agreement, all of which together constitute one agreement.

(b)	A party may execute this Agreement or any counterpart and exchange it by fax and the fax will be accepted as an original.

8.8	Stamp duties

(a)	MPC will:

(i)	pay all stamp duties (apart from financial institutions duties or bank account debit taxes which will lie between the parties as they fall) and any related fines and penalties in respect of this Agreement, the performance of this Agreement and each transaction effected by or made under or pursuant to this Agreement; and

(ii)	indemnify Sagasco against any liability arising from failure to comply with clause 8.8(a)(i).

(b)	MPC is authorised to make any application for and retain the proceeds of any refund due in respect of any stamp duty paid under this clause.

8.9	Merger

No right or obligation of any party will merge on completion of any transaction under this Agreement. All rights and obligations under this Agreement survive the execution and delivery of any transfer or other document which implements any transaction under this Agreement.

8.10	Entire agreement

To the extent permitted by law, in relation to the subject matter of this Agreement, this Agreement:

(a)	embodies the entire understanding of the parties, and constitutes the entire terms agreed on between the parties; and

(b)	supersedes any prior written or other agreement between the parties.

8.11	Confidentiality and public announcements

(a)	Confidentiality

Subject to clauses 8.11(b) and 8.11(c), each party must keep the terms of this Agreement confidential.

(b)	Exceptions

A party may make any disclosure in relation to this Agreement:

(i)	to any professional adviser, financial adviser, banker, financier or auditor where that person is obliged to keep the information confidential;

(ii)	to comply with any applicable law, or any requirement of any regulatory body (including any relevant stock exchange);

(iii)	to any of its employees to whom it is necessary to disclose the information;

(iv)	to obtain the consent of any third party to any term of, or to any act pursuant to, this Agreement;

(v)	to enforce its rights or to defend any claim or action under this Agreement;

(vi)	to a Related Body Corporate, on receipt of an undertaking to keep the information confidential; or

(vii)	where the information has come into the public domain through no fault of that party.

(c)	Public announcements

Except as required by applicable law or the requirements of any regulatory body (including any relevant stock exchange), all press releases and other public announcements in relation to this Agreement must be in terms reasonably agreed by the parties.

(d)	Return of information on rescission or termination

If this Agreement is rescinded or terminated, MPC will cease using and return to Sagasco all information and documents disclosed or provided to it or to any Related Body Corporate of it or to the directors, secretary or professional advisers of MPC or of any Related Body Corporate of MPC in connection with the sale of the MPA Shares.

8.12	Expenses

Except as otherwise provided in this Agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this Agreement.

8.13	No representation or reliance

(a)	Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this Agreement, except for representations or inducements expressly set out in this Agreement.

(b)	Each party acknowledges and confirms that it does not enter into this Agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this Agreement.

8.14	Indemnities

(a)	Each indemnity in this Agreement is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination, completion or expiration of this Agreement.

(b)	It is not necessary for a party to incur expense or to make any payment before enforcing a right of indemnity conferred by this Agreement.

Schedule 1

Transfer of MPA Shares

[See over page]

SHARE TRANSFER FORM

For non-Market Transactions		Transfer Ident. Number: Impress stamp duty here

FULL NAME OF CORPORATION:	MAGELLAN PETROLEUM AUSTRALIA LIMITED ACN 009 728 581

STATE OR TERRITORY IN WHICH CORPORATION IS TAKEN TO BE REGISTERED	Queensland

DESCRIPTION OF SECURITIES:	Ordinary shares	Fully paid? Y	If not fully paid, paid to:

QUANTITY:	1,200,000 (one million two hundred thousand)

FULL NAME OF TRANSFEROR:	SAGASCO AMADEUS PTY LIMITED ACN 056 420 396

CONSIDERATION:	Refer to clause 2 of the Share Sale Agreement between the Transferor and Transferee	Date of purchase:

FULL NAME OF TRANSFEREE:	MAGELLAN PETROLEUM CORPORATION ABN 97 099 695 093

FULL ADDRESS OF TRANSFEREE:	c/o G&O’D Inc., Box 1146, Madison, Connecticut, USA, 06443-1146

CHANGE REQUEST	Please enter this transfer in the Company’s register

The transferor as registered holder transfers to the transferee the securities registered in the transferor’s name in the register of the corporation, subject to the conditions on which the transferor holds the securities. The transferee accepts the securities on the conditions on which the transferor held them. If transfer is signed under a power of attorney, the attorney states that the attorney has not received any notice of the revocation of the power of attorney under which this transfer is signed.

The transferee states that upon registration of this transfer the transferee will hold the securities beneficially.

TRANSFEROR SIGN HERE:

Date signed:

TRANSFEREE SIGN HERE:

Date signed:

Signed as an agreement.

Signed on behalf of Sagasco Amadeus Pty Limited (ACN 056 420 396) under Section 127(1) of the Corporations Act:
Signature of Director	Signature of Secretary

Bruce G. Beeren	William M. Hundy
Name of Director in full	Name of Secretary in full

Signed on behalf of Magellan Petroleum Corporation (ABN 97 099 695 093) by:
Signature	Signature

James R. Joyce, President	Timothy L. Largay, Secretary

Annexure A

Registration Rights Agreement

THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made as of [Month]             , 2003 by and among:

(i)	Magellan Petroleum Corporation, a Delaware corporation (“MPC”); and

(ii)	Sagasco Amadeus Pty Limited, an Australian corporation (“Sagasco”).

RECITALS:

WHEREAS, MPC has issued 1,300,000 shares of its common stock (the “Common Stock”), to Sagasco pursuant to the Share Sale Agreement, by and among MPC and Sagasco, dated as of July 10, 2003 (“Share Sale Agreement”); and

WHEREAS, to induce Sagasco to enter into the Share Sale Agreement, MPC and Sagasco have agreed to enter into this Agreement to provide for certain rights, privileges and preferences in favor of Sagasco.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained in this Agreement and the Share Sale Agreement, the parties mutually agree as follows:

1.	Certain Definitions

The following terms shall have the following respective meanings:

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” shall mean Sagasco, including its permitted successors and assigns that acquire Registrable Securities, directly or indirectly, from Sagasco. For purposes of this Agreement, MPC may deem and treat the holder of a Registrable Security reflected on MPC’s transfer agent’s records as the Holder and absolute owner thereof and MPC shall not be affected by any notice to the contrary.

“Registrable Securities” means:

(i)	the Common Stock issued to the Holder pursuant to the Share Sale Agreement (the “MPC Shares”); and

(ii)	shares of Common Stock issued in respect of the MPC Shares as a result of a stock split, stock dividend, recapitalization or the like.

For purposes of this Agreement, a Registrable Security will cease to be a Registrable Security on the later of: (X) 30 days after the date of this Agreement, or (Y) if as of such date, Sagasco has delivered a written request to MPC under Section 2 hereof, then at such date when the offer and sale of such Registrable Security has been effectively registered under the Securities Act and it has been sold or distributed in accordance with such effective registration statement.

The terms “Register”, “Registered” and “Registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

“Registration Expenses” shall mean all expenses, except as included in Selling Expenses or as otherwise stated below, incurred by MPC in complying with Section 2 including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for MPC, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Expenses” shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the MPC Shares registered by the Holder.

2.	Requested Registration

(a)	Subject to the terms and conditions set forth in this Agreement, if at any time within 30 days from the date of this Agreement MPC shall receive a written request from the Holder to file a registration statement under the Securities Act covering the resale registration of all Registrable Securities held by the Holder, MPC shall use its reasonable best efforts to cause to be filed and declared effective as soon as reasonably practicable a registration statement, on Form S-3 or such other appropriate registration form under the Securities Act as MPC in its discretion shall determine, providing for the sale of the Registrable Securities requested to be included by the Holder. Subject to Section 2(b)(i) hereof, the Holder shall have the right to make only one (1) request for Registration of the Registrable Securities held by the Holder under this Section 2.

(b)	MPC’s obligation to use its reasonable best efforts to cause Registrable Securities to be registered in accordance with Section 2(a) shall be subject to each of the following limitations, conditions and qualifications:

(i)	MPC may postpone for a period of ten (10) days the filing or the effectiveness of a registration requested pursuant to Section 2 if the Board of Directors of MPC determines in good faith that such registration might have an adverse effect on any plan or proposal by MPC or any of its subsidiaries with respect to any financing, acquisition, recapitalization, reorganization, or other material transaction or that MPC is in possession of material non-public information and disclosure of such information is not in the best interests of MPC; provided, however, that as soon as the conditions permitting such delay no longer exist, MPC shall give notice of that fact to the Holder and shall promptly proceed with the registration unless the Holder shall have elected, at any time prior to the close of business on the 10th business day after MPC has so notified the Holder, to withdraw its request for registration, and such withdrawn request shall not constitute a request hereunder.

(ii)	MPC shall not be required to effect any registration pursuant to Section 2(a) unless such registration relates to all of the Registrable Securities held by the Holder.

3.	Expenses of Registration

Except as otherwise provided herein, all Registration Expenses incurred in connection with all registrations pursuant to Section 2 shall be borne by MPC. Unless otherwise stated, all Selling Expenses relating to MPC Shares registered on behalf of the Holder shall be borne by the Holder.

4.	Registration Procedures

(a)	Upon receipt of the Holder’s written request pursuant to Section 2, MPC shall keep the Holder advised in writing as to the initiation of the registration and as to the completion thereof. At its expense, MPC shall:

(i)	prepare and file with the SEC a registration statement with respect to such Registrable Securities as soon as practicable following receipt of the notice but no later than 60 days following receipt of the notice (subject to extension pursuant to Section 2(b)(i)) and use its reasonable best efforts to cause such registration statement to become effective as promptly as practicable following receipt of the notice (subject to Section 2(b)(i));

(ii)	prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act and the rules thereunder with respect to the disposition of all the Registrable Securities and other securities covered by such registration statement until the earlier of (A) the expiration of 210 days after the Holder is notified by MPC that it may commence the sale of the Registrable Securities covered by such registration statement (as such period may be extended pursuant to the provisos below and Section 4(c), the “Sale Period”) and (B) until MPC has received written notice from the Holder that it does not intend to sell additional Registrable Securities; provided, that, if the offering of Registrable Securities pursuant to such registration statement is terminated or suspended by any stop order, injunction, or other order or requirement of the SEC, the NASDAQ Stock Market, Inc. (or any similar entity) or any other governmental agency or court, the Sale Period shall be extended by the number of days during the period from and including the date such stop order, injunction, or other order or requirement becomes effective to and including the date when such termination or suspension no longer exists; and provided further that (1) if the Holder provides written notice to MPC no later than the last day of the Sale Period that the average of the total monthly volume for the Common Stock traded on the NASDAQ SmallCap Market for the first six (6) months of the Sale Period was less than 550,000 shares, and (2) the Holder has not sold all of the Registrable Securities, then the Sale Period shall be extended by one sixty (60) day period;

(iii)	promptly notify the Holder when the registration statement or the prospectus included therein or any prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to the registration statement or any post-effective amendment to the registration statement, when the same has become effective and furnish to the Holder of the Registrable Securities covered by such registration statement, without charge, such numbers of copies of the registration statement, each amendment and supplement thereto, the prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act and the rules thereunder, and such other documents as it may reasonably request in order to facilitate the disposition of the Registrable Securities;

(iv)	use its reasonable best efforts to register, qualify or exempt the Registrable Securities covered by such registration statement under such securities or Blue Sky laws of such states as shall be reasonably necessary to enable the Holder to dispose of the Registrable Securities covered by such registration statement; provided, that MPC shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states;

(v)	promptly notify the Holder of (i) the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation or threatening of any proceedings for that purpose or (ii) the receipt by MPC of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and, in either case, use its reasonable best efforts to obtain the withdrawal of any such order or suspension at the earliest practicable date.

(vi)	promptly notify the Holder selling Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing or that the registration statement, prospectus, prospectus amendment or supplement or post-effective amendment does not conform in all material respects to the applicable requirements of the Securities Act and the rules thereunder, and, in such event, without delay prepare and furnish to the Holder a registration statement or prospectus supplemented or amended to correct any such deficiencies;

(vii)	use its commercially reasonable efforts to cause all such Registrable Securities to be listed or quoted, prior to the date of the first sale of such Registrable Securities pursuant to such registration, on such securities exchange or quotation system on which the Common Stock is then listed or quoted; and

(viii)	comply with all applicable rules and regulations of the SEC; and

(ix)	take all other reasonable steps necessary to effect the registration of the Registrable Securities contemplated thereby.

(b)	The Holder shall provide (in writing and signed by the Holder and stated to be specifically for use in the related registration statement, preliminary prospectus, prospectus, or other document incident thereto) all such information and materials, including without limitation the intended plan of distribution, and take all such action as may be required in order to permit MPC to comply with all applicable requirements of the SEC and any applicable state securities laws and to obtain any desired acceleration of the effective date of any registration statement prepared and filed by MPC in which the Holder’s Registrable Securities will be included.

(c)	Upon receipt of any notice from MPC that MPC has become aware that the prospectus (including any preliminary prospectus) included in any registration statement filed pursuant to Section 2 hereof, as then in effect, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, the Holder shall immediately discontinue disposition of the Registrable Securities pursuant to the registration statement covering the same until the Holder’s receipt of copies of a supplemented or amended prospectus and, if so directed by MPC, deliver to MPC all copies other than permanent file copies then in the Holder’s possession, of the prospectus covering the Registrable Securities that was in effect prior to such amendment or supplement. The Sale Period shall be extended by the number of days in the period from and including the date such notice is received by the Holder to and including the date MPC gives notice that the Holder may dispose of the Registrable Securities pursuant to the registration statement.

(d)	MPC shall provide, at the Holder’s expense, such assistance as the Holder may reasonably request to sell the Registrable Securities on the NASDAQ SmallCap Market.

5.	Indemnification

(a)	To the extent permitted by law, MPC shall indemnify and hold harmless the Holder, each of its officers, directors and each person controlling the Holder (within the meaning of Section 15 of the Securities Act), and, in connection with an underwritten offering by the Holder, each underwriter, if any, and each person who controls within the meaning of Section 15 of the Securities Act any underwriter, against all expenses, claims, losses, damages, and liabilities (or actions, proceedings, or settlements in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular, or other document (including any related registration statement, notification, or the like) incident to the registration of the Registrable Securities or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation by MPC of the Securities Act or any rule or regulation thereunder applicable to MPC that relates to such registration and shall reimburse the Holder, each of its officers, directors, and each person controlling the Holder, each such underwriter, and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability, or action, provided that MPC shall not be liable in any such case to the extent that any such claim, loss, damage, liability, or expense arises out of or is based on any untrue statement or omission based upon written information furnished to MPC by the Holder or underwriter and stated to be specifically for use therein. The indemnity agreement contained in this Section 5(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of MPC (which consent shall not be unreasonably withheld).

(b)	To the extent permitted by law, the Holder shall indemnify and hold harmless MPC, each of its officers and directors, and each person, if any, who controls MPC (within the meaning of Section 15 of the Securities Act) against all expenses, claims, losses, damages, and liabilities (or actions, proceedings, or settlements in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular, or other document (including any related registration statement, notification, or the like) incident to the registration of the Registrable Securities or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that any such untrue statement or omission arises out of or is based upon written information furnished to MPC by the Holder and stated to be specifically for use therein. The Holder shall reimburse MPC and each of its officers and directors, and each person, if any, who controls MPC (within the meaning of Section 15 of the Securities Act), for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability, or action described in this Section 5(b). The indemnity agreement contained in this Section 5(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld).

(c)	Each party entitled to indemnification under this Section 5 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim (or threatened claim) as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party’s expense, and provided further that the failure of any Indemnifying Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, to the extent such failure is not prejudicial. No Indemnifying Party, in the defense of such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim (or threatened claim) in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d)	If the Indemnification provided for in this Section 5 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and on the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information is supplied by the Indemnifying Party or the Indemnified Party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

6.	Conditions Precedent to Registration

MPC’s obligations under this Agreement to effect the registration of any Registrable Securities are subject to the agreement to and the performance by the Holder of such Registrable Securities of the obligations of the Holder contained in this Agreement, including, without limitation, the agreement by the Holder to pay certain expenses incurred in connection with the sale of the Registrable Securities pursuant to Section 3 hereof. Unless the Holder shall, if requested by MPC, complete, execute and deliver all agreements, questionnaires, indemnities, powers of attorney, underwriting agreements, and other documents customary in a proposed registration or deemed reasonably necessary by MPC to evidence the Holder’s agreements and obligations under this Agreement, MPC will have no obligation to register the Holder’s Registrable Securities.

7.	Rule 144; Form S-3

MPC shall use its reasonable best efforts to file all reports required to be filed by it under the Exchange Act so as to enable the Holder to sell shares pursuant to the exemption contained in Rule 144 under the Securities Act and to comply with the other eligibility requirements for use of Form S-3 set forth in the instructions to Form S-3.

8.	Effect of Breach

In addition to any other statutory, equitable, or common law remedy MPC may have, in the event the Holder materially breaches any of its obligations pursuant to this Agreement and fails to cure the breach within ten days of its receipt of notice from MPC of such breach, the Holder shall have no further rights under Section 2 hereof and this Agreement will thereupon terminate and be of no continued force or effect.

9.	Amendments and Waivers

Except as otherwise provided herein, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of MPC and the Holder. Any amendment or waiver effected in accordance with this Section shall be binding upon any person or entity that is granted certain rights under this Agreement and upon MPC.

10.	Successors and Assigns

Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be effective upon the earlier of:

(a)	hand delivery or delivery by telecopy or facsimile at the address or number designated below if delivered on a business day during normal business hours where such notice is to be received, or the first business day following such delivery if delivered other than on a business day during normal business hours where such notice is to be received;

(b)	on the third business day following the date of mailing, by registered or certified mail, return receipt requested, postage prepaid; and

(c)	on the first business day after delivery to an overnight delivery service if delivered by overnight delivery service to the following addresses:

If to Sagasco:	Copy to:
Sagasco Amadeus Pty Limited	Clayton Utz
Level 39, AMP Centre, 50 Bridge Street	Levels 22-35, No. 1 O’Connell Street
Sydney, 2000 Australia	Sydney NSW 2000 Australia
Attention: Company Secretary	Attention: Graham Taylor, Esq.
Fax: +612 9235 1661	Fax: +612 8220 6700

If to MPC:	Copy to:
Magellan Petroleum Corporation	Murtha Cullina LLP
c/o G&O’D Inc.	CityPlace I, 185 Asylum Street
Box 1146	Hartford, Connecticut 06103-2469
Madison, Connecticut 06443-1146	Attention: Timothy L. Largay, Esq.
Attention: Chief Executive Officer	Fax: (860) 240-6150
Fax: (203) 245-8290

Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

12.	Governing Law

This Agreement, and any dispute, controversy or claim arising out of or relating to this Agreement or a breach thereof, shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without regard to the principles of conflict of laws thereof.

13.	Entire Agreement

This Agreement and the Share Sale Agreement and the other documents referred to herein constitute the entire agreement of the parties with respect to the subject matter hereof and supersedes any and all prior agreements of the parties with respect to the subject matter hereof.

14.	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or by electronic transmission of an executed counterpart of any signature page to this Agreement to be executed hereunder shall have the same effectiveness as the delivery of a manually executed counterpart thereof.

15.	Severability

If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

16.	Titles and Subtitles

The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting any term or provision of this Agreement.

IN WITNESS WHEREOF, MPC and Sagasco have executed this Registration Rights Agreement as of the day and year first above written.

MPC:
MAGELLAN PETROLEUM CORPORATION

By:
Name: James R. Joyce
Title: President

SAGASCO:
SAGASCO AMADEUS PTY LIMITED

By:
Name:
Title:

Item. 5

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of+securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Full Paid Ordinary Shares

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Yes

5	Issue price or consideration	$1.66

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 July 2003

		Number	+Class
8	Number and +class of +all securities quoted on ASX (including the securities in clause 2 if applicable)	657,753,801	Ordinary

		Number	+Class
9	Number and +class of +all securities not quoted on ASX (including the securities in clause 2 if applicable)	11,467,950	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information

or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of +all securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Date: 14 July 2003

Company Secretary

Print name: William M Hundy

Item. 6

To	Company Announcements Office	Facsimile	1300 300 021

Company	Australian Stock Exchange	Date	15 July 2003

From	Bill Hundy	Pages	14

Subject	SUBSTANTIAL HOLDER – CHANGE OF INTERESTS

We wish to advise that the substantial shareholding of Origin Energy Limited group in Oil Company of Australia Limited (OCA) has altered and attach the Form 604 Notice of Change of Interests of Substantial Holder.

Regards

Bill Hundy

Company Secretary

02 9220 6467 – bill.hundy@originenergy.com.au

Copy to:	Company Secretary
Oil Company of Australia Limited

604    page 1    15 July 2001

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Oil Company of Australia Limited

ACN/ARSN	001 646 331

1. Details of substantial holder (1)

Name	Origin Energy Limited and the other bodies corporate as set out in Annexure A (“Origin”)
ACN/ARSN (if applicable)	000 051 696

There was a change in the interests of the substantial holder on	11 / 7 / 2003

The previous notice was given to the company on	30 / 10 / 1995

The previous notice was dated	30 / 10 / 1995

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice
	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
ORD	86,400,145	84.96%	103,124,169	87.69%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected
16/4/1998	Origin Energy Limited	Dividend Reinvestment Plan Allotment	$3.00 per share	ORD 10,094,204	10,094,204

16/4/1998	Origin Energy Holdings Limited	Dividend Reinvestment Plan Allotment	$3.00 per share	ORD 3,729,340	3,729,340

16/4/1998	Origin Energy Resources Limited	Dividend Reinvestment Plan Allotment	$3.00 per share	ORD 160	160

16/4/1998	Origin Energy Retail Limited	Dividend Reinvestment Plan Allotment	$3.00 per share	ORD 160	160

16/4/1998	Origin Energy Services Limited	Dividend Reinvestment Plan Allotment	$3.00 per share	ORD 160	160

11/7/2003	Origin Energy Limited	See Annexure B	Price payable pursuant to takeover offer of no less than $4.25 per share as described in the agreement at Annexure B	ORD 2,900,000	2,900,000

604    page 2    15 July 2001

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person’s votes

Origin Energy Limited	Origin Energy Limited	Origin Energy Limited	Holder of securities	73,182,977	73,182,977

Origin Energy Holdings Limited	Origin Energy Holdings Limited	Origin Energy Holdings Limited	Holder of securities	27,037,712	27,037,712

Origin Energy Limited	Origin Energy Resources Limited	Origin Energy Limited	Beneficial Holder of securities	1,160	1,160

Origin Energy Retail Limited	Origin Energy Retail Limited	Origin Energy Retail Limited	Holder of Securities	1,160	1,160

Origin Energy Limited	Origin Energy Services Limited	Origin Energy Limited	Beneficial Holder of Securities	1,160	1,160

Origin Energy Limited	Santos Facilities Pty Limited	Santos Facilities Pty Limited	See Annexure B	2,900,000	2,900,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Origin Energy Limited	Level 39, AMP Centre, 50 Bridge Street, Sydney, NSW 2000

Bodies corporate set out in Annexure A	See Annexure A

Signature
	print name	William M Hundy	capacity Secretary

	sign here		date 15 / 7 / 2003

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:

(a)	any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

604    page 3    15 July 2001

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE A

This is Annexure A of 4 pages referred to in Form 604 signed by me and dated 15 July 2003.

Signed:

Dated: 15 July 2003

The following is a list of the related bodies corporate of Origin Energy Limited:

Entity	Address

Amadeus United States Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Angari Pty Ltd	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

BESP Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

BTS Pty Limited	Level 6, 1 King William Street, Adelaide SA 5000

FRL Pty Limited	Level 6, 1 King William Street, Adelaide SA 5000

Gasmart (Vic) Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Huddart Parker Limited	Level 6, 1 King William Street, Adelaide SA 5000

Hylemit Pty Limited	78 Wyndham Street, Shepparton VIC 3630

OCA (CSG) Pty Limited	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

OCA (Durham) Pty Limited	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

OCA Holdings Pty Limited	Level 1, North Tower, John Oxley Centre 339 Coronation Drive, Milton QLD 4064

OE JV Co Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

OE SEA Gas Holdings Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

OE SEA Gas SPV2 Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

OE SEA Gas SPV3 Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

Oil Company of Australia (Moura) Pty Ltd	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Oil Company of Australia (Moura) Transmissions Pty Ltd	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Oil Company of Australia Ltd	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Oil Investments Ltd	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin (LGC) (Aust) Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy (Vic) Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Amadeus NL	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy American Samoa Inc	Nu’uuli, American Samoa

Origin Energy Asset Management Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Asset Management Services Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

Origin Energy Australia Holding BV	Level 39, 50 Bridge Street, Sydney NSW 2000

Origin Energy Bonaparte Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy Contracting Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Cook Islands Ltd	Avarua, Rarotonga, Cook Islands

Origin Energy Developments Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy Electricity Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Finance Company Pty Limited	Level 39, 50 Bridge Street, Sydney NSW2000

Origin Energy Holdings Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Industries Limited	12 Waione Street, Petone, Wellington New Zealand

Origin Energy LPG Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Ltd	Level 39 AMP Centre, 50 Bridge Street, Sydney NSW 2000

Origin Energy Mt Stuart BV	Level 39, 50 Bridge Street, Sydney NSW 2000

Origin Energy Northwest Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy NZ Share Plan Limited	12 Waione Street, Petone, New Zealand

Origin Energy Petroleum Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy Pipelines (Vic) Holdings Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Pipelines (Vic) Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Pipelines Pty Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy PNG Ltd	Napa Napa Road, Kanudi, Port Moresby

Origin Energy Power Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Resources Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy Resources NZ Ltd	12 Waione Street, Petone, Wellington, New Zealand

Origin Energy Retail Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy SA Pty Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Samoa Ltd	Sogi, Samoa

Origin Energy Services Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Solar Pty Limited	Level 39, 50 Bridge Street, Sydney NSW 2000

Origin Energy Solomons Ltd	Mendana Avenue, Honiara, Solomon Islands

Origin Energy SWC Limited	Level 18, 1 Spring Street, Melbourne VIC 3000

Origin Energy Tasmania Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Vanuatu Ltd	Rue Pasteur, Port Vila, Vanuatu

Origin Energy WA Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Water Management Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

Origin Energy Zoca 91-08 Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Parbond Pty Limited	Level 39, 50 Bridge Street, Sydney NSW 2000

Sagasco Amadeus Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Sagasco NT Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Sagasco Southeast Inc	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

The Albury Gas Company Limited	Level 6, 1 King William Street, Adelaide SA 5000

The Fiji Gas Co. Ltd	Cnr Amra Street & Foster Road, Walu Bay, Suva Fiji

Tonga Gas Ltd	Cnr Amra Street & Foster Road, Walu Bay, Suva Fiji

Vic Gas Distribution Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

ANNEXURE B

This is Annexure B of 6 pages referred to in Form 604 signed by me and dated 15 July 2003.

Signed:

Dated: 15 July 2003

On 11 July 2003, Santos Limited executed a pre-bid agreement with Origin Energy Limited pursuant to which Santos Limited has agreed to accept a takeover bid for 2,900,000 ordinary shares in Oil Company of Australia Limited (“OCA”) on certain conditions, including that the minimum price under the bid is $4.25 per OCA share.

A copy of the agreement is attached.

No person makes by reason of this document or its publication, and this document does not contain, a proposal, public or otherwise, to make a takeover bid for securities in a company

7 July 2003

Santos Limited

Santos House Level 29

91 King William Street

Adelaide SA 5000

Attention: Dr Graeme Bethune

Dear Sir

Oil Company of Australia Limited (ACN 001 646 331) (“OCA”)

In consideration of the payment by Origin Energy Limited ACN 000 051 696 (“Origin”) of the sum of A$10.00 to Santos Limited ACN 007 550 923 (“Santos”) (receipt of which is acknowledged by Santos) and the various promises in this agreement, the parties agree as follows:

1.	Santos’ promise

1.1	Santos agrees that, if Origin or a subsidiary of Origin (“Bidder”):

(a)	publicly proposes to make an unconditional off-market takeover bid for all the fully paid ordinary shares in OCA (“OCA Shares”) (other than OCA Shares currently owned by Origin or Bidder) within 2 Business Days of the date of acceptance of the terms set out in this letter; and

(b)	makes offers for the OCA Shares under the off-market takeover bid for a consideration of no less than the Offer Price and which does not contain any defeating conditions (“Offer”) within 6 weeks after the proposal referred to above,

Santos will procure its related body corporate, Santos Facilities Pty Ltd (ACN 008 031 007) to accept such Offer in respect of a total of 2,900,000 OCA Shares (“Acceptance Shares”) on the terms set out in this letter agreement (“Agreement”).

1.2	In this Agreement:

(a)	“Business Day” means a day that is not a weekend or a public holiday in the State of New South Wales;

(b)	“Inside Information” has the meaning, in relation to OCA Shares, provided in section 1042A of the Corporations Act 2001.

(c)	“Offer Period” means the offer period, as defined in section 9 of the Corporations Act 2001, in respect of the Offer; and

(d)	“Offer Price” means cash consideration of A$4.25 per share.

2.	Acknowledgment

Santos acknowledges and agrees that Bidder has the right, subject to the Corporations Act, to extend the Offer at any time.

3.	Acceptance Arrangements

(a)	Subject to the terms of this Agreement, Santos must procure its related body corporate, Santos Facilities Pty Ltd, to accept an Offer (if any) by Bidder in respect of the Acceptance Shares within 2 Business Days of the date the first offer under the off-market takeover bid is made by Bidder, and received by Santos.

(b)	Santos must procure its related body corporate, Santos Facilities Pty Ltd, to do everything (including execute any document) that Bidder may reasonably require to give full effect to its obligations to accept an Offer (if any) in respect of the Acceptance Shares.

4.	Restriction on dealing in Acceptance Shares only

Santos undertakes that, until this Agreement expires and terminates in accordance with paragraph 6 of this Agreement, it will procure its related body corporate, Santos Facilities Pty Ltd, to not sell, assign, transfer, encumber or otherwise dispose of any of the Acceptance Shares or agree to do so (including through creation of a security interest, or acceptance of any other takeover offer made in respect of OCA Shares), other than as permitted by this Agreement.

5.	Warranties

Santos warrants that:

(a)	its related body corporate, Santos Facilities Pty Ltd, is the legal owner of the Acceptance Shares, and that Santos is the beneficial owner of the Acceptance Shares and that, on satisfaction of the consideration due as a consequence of the acceptance of an Offer, Bidder would become the legal owner, and be entitled to become the beneficial owner, of the Acceptance Shares free from any encumbrances;

(b)	its related body corporate, Santos Facilities Pty Ltd, will be able to accept an offer in relation to the Acceptance Shares without the consent of any third party (other than a related body corporate);

(c)	the execution and performance of this Agreement is not in breach of any trust deed, contract or other obligation to which Santos or its related body corporate, Santos Facilities Pty Ltd, are bound, nor will it cause any breach of law applying to Santos in any jurisdiction.

It is agreed that nothing in this document affects Santos’s or its related body corporate, Santos Facilities Pty Ltd’s, rights to dispose of, or exercise voting rights in respect of, OCA Shares which are in excess of the number of Acceptance Shares.

Origin warrants that the execution and performance of this Agreement is not in breach of any trust deed, contract or other obligation to which Origin is bound, nor will it cause any breach of law applying to Origin in any jurisdiction.

6.	Expiry and Termination

6.1	This Agreement will expire and terminate on the first to occur of the following events:

(a)	Bidder does not publicly propose to make an unconditional off-market takeover bid for OCA Shares within 2 Business Days of the date of acceptance of the terms set out in this letter; and

(b)	Bidder does not make Offers within six weeks from the date the Bidder publicly proposes to make an unconditional off-market takeover bid for OCA Shares.

6.2	If this Agreement expires and terminates, neither Origin nor Santos is liable to the other party for any damages, expenses, losses, actions, claims or demands arising out of, or in connection with, this Agreement.

7.	Non-disclosure

(a)	Origin and Santos acknowledge that the contents of this Agreement and the negotiations which resulted in this Agreement are confidential and must not be disclosed to any person except as required in the lodgement of a substantial holder notice in relation to OCA or for the purposes of Origin announcing an Offer.

(b)	Origin and Santos acknowledge that as a result of entry into this Agreement, Santos and Origin may be or be deemed to be in possession of Inside Information. However, the parties acknowledge that this will no longer be the case upon the terms of agreement becoming public; and

(c)	Origin and Santos acknowledge and agree that the Corporations Act 2001 prohibits any person who has material non-public information about a company from purchasing or selling securities, or from communicating that information to another person, under circumstances in which it is reasonably foreseeable that such other person may purchase or sell any of those securities whilst the relevant information remains material and non-public.

8.	Assignment

Neither party may assign or novate this Agreement or any right, benefit or obligation under this Agreement or otherwise permit a third party to be substituted for it under this Agreement without the prior written consent of the other party (which consent may be withheld in the absolute discretion of the other party).

9.	Governing Law

This Agreement is governed by the laws of the State of New South Wales, Australia and Origin and Santos agree to submit to the non-exclusive jurisdiction of courts exercising jurisdiction in the State of New South Wales.

10.	Severance

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that will not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

11.	Acceptance

Please indicate your acceptance of these terms by executing this letter where indicated below and returning it to Origin by 5pm (Sydney time) on Friday 11 July 2003.

12.	Condition Precedent

This agreement is conditional upon and will only become binding and effective upon the execution by the Australian Securities & Investments Commission of a declaration under section 655A of the Corporations Act in relation to this agreement modifying section 610 of the Corporations Act to provide that Origin and Santos will not become “associates” merely because of this agreement.

Executed by Origin Energy Limited ACN 000 051 696 by or in the presence of:

Signature of director	Signature of secretary/other director

Name of director in full	Name of secretary/other director in full

Read and agreed The Common Seal of Santos Limited ACN 007 550 923 was here unto affixed in the presence of:

Signature of director	Signature of secretary/other director

Name of director in full	Name of secretary/other director in full

Date

Item. 7

ASX Release

21 July 2003

Hovea 8 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that drilling of the development well Hovea 8 operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1, commenced on Saturday 19 July. As at 0600 hrs WST on Monday 21 July, the well was drilling ahead at 561 metres.

The Hovea 8 well is being drilled from the Hovea Production Facility as a horizontal well with the horizontal Dongara Sandstone section located between the Hovea 3 and Hovea 4 wells. The Hovea 8 well design incorporates the design and drilling parameters from the recent successful deviated well program together with a number of technically advanced drilling techniques. The well is designed to provide optimal drainage of the Hovea reserves, redundancy in the production system, and the ability to meet long term production targets.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 8 are:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*	a wholly owned subsidiary of Origin Energy Limited

For further information contact:

John Piper

Executive General Manager - Oil and Gas Production

Phone: 07 3858 0681

Email: john.piper@upstream.originenergy.com.au

Item. 8

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,750

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Full Paid Ordinary Shares

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Yes

5	Issue price or consideration	$1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 July 2003 - 8,200 23 July 2003 - 15,550

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	657,777,551	Ordinary

		Number	+Class
9	Number and +class of +all securities not quoted on ASX (including the securities in clause 2 if applicable)	11,444,200	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent +on security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of + all securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 23 July 2003
Company Secretary

Print name:	William M Hundy

Item. 9

ASX Release

24 July 2003

Hovea 8 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 8 well operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1 was at 0600 hours WST preparing to drill out of 340 mm casing.

Operations since spud have been to drill ahead to 583 metres then run 340 mm (13 3/8 inch) casing to 576 metres.

Forward Program

The well will be drilled ahead to the top of the Dongara Sandstone reservoir section at which point 245 mm (9 5/8 inch) casing will be set prior to drilling the horizontal section in the reservoir.

Background

The Hovea 8 well is being drilled from the Hovea Production Facility as a horizontal well with the horizontal Dongara Sandstone section located between the Hovea 3 and Hovea 4 wells. The Hovea 8 well design incorporates the design and drilling parameters from the recent successful deviated well program together with a number of technically advanced drilling techniques. The well is designed to provide optimal drainage of the Hovea reserves, redundancy in the production system, and the ability to meet long term production targets.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields) and Hovea 8 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*	a wholly owned subsidiary of Origin Energy Limited

For further information contact:

John Piper

Executive General Manager - Oil and Gas Production

Phone: 07 3858 0681

Email: john.piper@upstream.originenergy.com.au

Item. 10

ASX Release

30 July 2003

Origin Energy adds to offshore Otway acreage

Origin Energy Resources Limited advises that it has been awarded a new exploration permit in the offshore Otway Basin.

As announced today by the Acting Federal Resources Minister, Joe Hockey, Origin Energy and Woodside Energy Ltd have been awarded T/34P in response to their application for Area T02-1. T/34P lies in Tasmanian waters immediately west of T/30P which contains the Thylacine Gas Field, and southwest of VIC/P43 which contains the Geographe Gas Field in both of which the company has a 29.75% interest. The guaranteed work program for T/34P includes the acquisition of a 3D seismic survey in Year 2, and the drilling of a well in Year 3.

Earlier this year Origin Energy and Woodside Energy Ltd were also awarded the inshore Otway Basin exploration permit VIC/P37(v).

Equity participation in T/34P and VIC/P37(v) is as follows:

Origin Energy Resources Limited	37.5%
Woodside Energy Ltd	62.5%

T/34P will be operated by Woodside Energy Ltd. VIC/P37(V) will be operated by Origin Energy.

For further information contact:

Dr Rob Willink

General Manager - Exploration

Origin Energy

Phone: 07 3858 0676

Email: rob.willink@upstream.originenergy.com.au

Item. 11

31 July 2003

Report for the quarter ended 30 June 2003

To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiary Origin Energy Resources Limited and 85% owned subsidiary Oil Company of Australia Limited (OCA).

Highlights during the quarter were:

•	Oil production from the Hovea and Eremia fields in L1/L2, onshore Perth Basin, is averaging in excess of 5000 bopd (Origin 50% share 2500 bopd) while production testing of the Jingemia field in the neighbouring EP 413 has ranged between 1000 (constrained) to 1900 bopd (Origin has a 49.2% share in the Jingemia field).

•	In July 2003 an appraisal/development drilling program commenced with a development well to be drilled on each of the Hovea and Eremia fields and an appraisal well on the Jingemia field. A water injection well will also be drilled on the Hovea field. Up to 10 wells in total are being considered for these fields and exploration targets in L1/L2 and EP 413.

•	The BassGas Project (T/L1) is approximately 45% completed and on schedule with construction of the offshore gas platform continuing on schedule, horizontal directional drilling commenced at the shore crossing at Kilcunda and earthworks completed and foundations being poured at the gas plant at Lang Lang.

•	The Otway Gas Project (Thylacine (T/30P) and Geographe (Vic/P43)) is progressing with the Joint Venture approving the development concept. The Proposed Development Concept document has been submitted to the Joint Authority as a precursor to applications for Production Licences to be submitted later in 2003. An EES/EIS has gone on public exhibition (from 26 June 2003) for a 2 month period.

•	Twelve coal seam gas (CSG) wells were drilled during the period and production testing continued on the Durham and Mungi CSG fields. Front End Engineering Design and environmental studies were progressed for the key Durham project. PL 95 was granted over the Durham field and PPL 90 was also granted to allow construction of the Durham to Wallumbilla gas pipeline.

•	Twelve gas development wells, three oil development wells and one oil exploration well were drilled in the South Australian sector of the Cooper Basin. All were successful and were cased as future producers.

•	The new coastal permit, Vic/P37(V), was awarded to Origin and Woodside. These coventurers have also been offered the grant of a new permit, T/34P, southwest of the Thylacine T/30P permit.

Report for the quarter ended 30 June 2003

1.	SALES

The share of product sold during the quarter is summarised as follows:

Sales Volumes	Unit	This Quarter	Previous Quarter	% Change	4th Quarter 2001/02	YTD 2002/03	YTD 2001/02
Product
Natural Gas	PJ
SA Cooper & SWQ		9.55	8.27		9.78	37.79	37.86
Otway Basin		1.26	1.78		1.42	6.61	6.81
Perth Basin		0.60	0.79		0.41	2.78	2.10
Carnarvon Basin		1.49	1.57		1.47	6.69	7.17
Coal Seam Gas		2.22	2.08		2.02	9.04	8.04
Surat / Denison		2.90	2.73		2.61	11.05	10.56
USA		0.01	0.02		—	0.03	—

Total		18.03	17.24	5%	17.71	73.99	72.54

Crude Oil	kbbls
SA Cooper & SWQ		113.58	81.66		98.88	408.42	341.76
Surat / Denison		10.67	7.95		17.25	47.28	115.73
Eromanga		—	—		(5.53)	—	331.73
Perth Basin		210.93	104.00		14.91	396.73	14.91
USA		(0.24)	(0.31)		—	1.34	—

Total		334.93	193.30	73%	125.51	853.77	804.12

Condensate/naphtha	kbbls
SA Cooper & SWQ		120.54	142.52		116.80	564.23	594.27
Otway Basin		7.33	7.41		7.68	29.90	32.52
Perth Basin		1.13	1.59		0.80	5.70	2.95
Surat / Denison		12.26	8.42		9.41	44.42	46.69

Total		141.26	159.94	-12%	134.69	644.25	676.43

LPG	ktonnes
SA Cooper & SWQ		8.65	16.57		19.51	53.74	53.80
Surat / Denison		1.94	2.07		1.93	8.59	7.64

Total		10.59	18.64	-43%	21.44	62.33	61.44

Ethane	ktonnes
SA Cooper & SWQ		7.27	7.09		12.46	35.46	46.88

Total		7.27	7.09	3%	12.46	35.46	46.88

Sales Volume	PJE

Internal			3.67	3.73		3.22	15.92	11.85
External			17.97	16.78		17.65	71.44	74.49

Total			21.64	20.51	6%	20.87	87.36	86.34

Sales Revenue	A$	’000
External			69,659	72,102	-3%	64,210	286,313	262,851

Sales Volume by Basin (PJE)
SA Cooper & SWQ			11.67	10.70		12.59	47.71	48.14
Otway Basin			1.30	1.82		1.46	6.77	6.99
Perth Basin			1.83	1.40		0.50	5.12	2.20
Carnarvon Basin			1.49	1.57		1.47	6.69	7.17
Coal Seam Gas			2.22	2.08		2.02	9.04	8.04
Surat / Denison			3.12	2.92		2.86	11.99	11.86
Eromanga			—	—		(0.03)	—	1.93
USA			0.01	0.01		—	0.04	—

Total			21.64	20.51	6%	20.87	87.36	86.34

Conversion factors :
Crude oil		5.83	PJ/million bbls
Condensate		5.41	PJ/million bbls
LPG		49.3	PJ/million tonnes
Ethane		51.7	PJ/million tonnes

2.	MARKETING AND DEVELOPMENT ACTIVITIES

2.1	South Australia

2.1.1	Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Twelve gas development wells (Moomba 169, 170, 171, 172 & 173, Dorodillo 4, Pelican 9 and 10, Caladan 3, Big Lake 72 and Cowralli 6 & 7) were drilled in the quarter. All were cased and suspended as future gas producers.

Three oil development wells were drilled during the quarter (Pelican 11, Jena 15 and 16). Each was cased and suspended as a future oil producer. The Pelican 11 development well was a twin of the Pelican 9 well, which discovered a new oil pool and flowed 3300 BOPD from the basal Birkhead/Hutton on drill stem test.

Patchawarra East Block (Interest 10.536%)

No significant activity during the quarter.

2.1.2	Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields (Operator)),
PPL 168 (Interest 75.7143%, Redman gas field (Operator))

No significant activity during the quarter.

2.2	Queensland

2.2.1 Cooper/Eromanga Basin

ATP 259P – SWQ Gas Unit (Origin Energy Resources Limited 16.5%) and Oil Company of Australia Limited 0.2375%)

No significant activity during the quarter.

ATP 259P (Origin Energy Resources Limited Block Interests 10-27%)

No significant activity during the quarter.

2.2.2	Surat Basin

PLs 30, 56 & 74 / PPL 22 (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator) in PLs 56 and 74; Oil Company of Australia Limited 20%, Angari Pty Limited 55% (Operator) in PL 30)

No significant activity during the quarter.

PLs 53 and 174 / PPL 63 (Oil Company of Australia Limited 100% (Operator))

The Myall Creek drilling program remained suspended during the quarter. It is now planned to recommence drilling in late August 2003.

PLs 70 & 71 (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in PL 71; Oil Company of Australia Limited 100% (Operator) in PL 70)

No significant activity during the quarter.

PLs 10W, 11W, 12W, 28W, 69, 89 and 11 Snake Creek East Exclusion Zone (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%); (Oil Company of Australia Limited 5.8075%, Oil Investments Ltd 19.1925% in Snake Creek East Exclusion Zone)

No significant activity during the quarter.

PLs 21, 22, 27 & 64 (Oil Company of Australia Limited 64% (Operator), Oil Investments Limited 19% and Angari Pty Limited 4.5% in PLs 21, 22 and 27; Oil Company of Australia Limited 83% (Operator) and Angari Pty Limited 4.5% in PL 64)

No significant activity during the quarter.

PL 14 / PPL 3 (Oil Company of Australia Limited 100% (Operator))

No significant activity during the quarter.

2.2.3	Bowen Basin (* denotes CSG permit(s))

PLs 41, 42, 43, 44, 45, 54, 67, 173 & 183 / PPLs 10 & 11 (Oil Company of Australia Limited 50% (Production Operator))

No significant activity during the quarter.

PL 94 * (Oil Company of Australia (Moura) Pty Ltd 100% (Operator))
PL 94 Sublease * (north of latitude 24[o]37’20”S) (Oil Company of Australia (Moura) Pty Ltd 50% (Operator))

Production testing at Mungi 2 continued intermittently during the quarter.

A nine well appraisal program on the Mungi field commenced in June. Mungi 6 and 7 were drilled prior to month end.

PL 101 * (Oil Company of Australia Limited 50% (Operator), Oil Company of Australia (Moura) Pty Ltd 50%))

No significant activity to report

PLs 90, 91, 92, 99, 100 (Fairview) * (Oil Company of Australia Limited 4.48%, Oil Company of Australia (Moura) Pty Ltd 2.34%, OCA (CSG) Pty Limited 17.0%, Origin Energy Resources Limited 0.11%)

Six appraisal/development wells were drilled during the quarter with a further well commencing operations. A new compressor station to upgrade sales capacity was commissioning at the end of the period.

PL 195* (Durham) (Oil Company of Australia Limited 65.03% (Operator), OCA (CSG) Pty Limited 24.1%, Origin Energy Resources Limited 0.25%)

PL 195 was granted out of ATP 592P during the quarter. Production testing of wells within the new permit continued during the quarter. The pipeline licence, PPL 90, was also granted for the construction of the Durham to Wallumbilla gas pipeline.

2.3	Western Australia

2.3.1	Perth Basin

L11 (Interest 67.0%, Beharra Springs gas field (Operator))

No significant activity during the quarter.

L1/L2 (Excluding Dongara gas field) (Interest 50%, Hovea and Eremia oil fields)

Approval was granted during the quarter for a maximum production rate of 5000 barrels of oil per day (bopd) from the Hovea field subject to gas flaring rates. Approval was also given for production from the Eremia 1 well at a restricted rate of 1000 bopd.

Combined production from the fields has averaged in excess of 5000 bopd since June and is likely to remain at these levels until the drilling of additional wells to provide increased off take and pressure support.

Preparation commenced during the quarter for the drilling of up to 3 wells starting in July, these being a development well on the Hovea field (Hovea 8), a development well on the Eremia field (Eremia 2) and an appraisal well to enable additional water injection and provide pressure support for both fields (Hovea 9).

EP 413 (Interest 49.189%, Jingemia oil field (Operator))
The Jingemia 1 Extended Production Test commenced in May and was continuing at the end of the quarter. Production during the test has ranged from approximately 1000 (constrained) to 1900 bopd. Analysis of test data is ongoing to determine the optimum field development strategy.

Preparations have commenced for the drilling of a water source well to provide water for injection and pressure support and a Jingemia 2 appraisal well. Pending necessary Government approvals it is expected that Jingemia 2 will commence immediately after the Hovea 8 development well to be drilled in L1.

2.3.2	Carnarvon Basin

L9 (Interest 56.65%, Tubridgi gas field (Operator))

No significant activity during the quarter.

2.4	Victoria

2.4.1	Otway Basin

PPL 8 (Interest 100%, Dunbar gas field (Operator))

No significant activity during the quarter.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir (Operator))

No significant activity during the quarter.

VIC/P43 (Interest 29.75%)

The optimum development concept for the Thylacine (T/30P) and Geographe (Vic/P43) fields has been selected following completion of detailed feasibility studies and a major review process conducted in May. The concept was ratified by the Otway Joint Venture in June. The selected concept involves development of Thylacine first, with an initial four wells drilled from a jackup rig over an unmanned wellhead platform, and Geographe developed with three subsea wells 2 to 4 years into production. A fifth Thylacine well may also be added at that time. The remainder of the initial development would comprise a subsea raw gas pipeline, a shore crossing near Port Campbell and a gas processing plant onshore.

The Operator has commenced Front End Engineering activity and identification of potential contractors prior to inviting tenders for the production facilities later in 2003.

The Proposed Development Concept document was submitted to the Joint Authority in May as a precursor to an application for a Production Licence over both fields to be submitted later in 2003.

Initial environmental studies have been completed and the draft EES/EIS was submitted to the Victorian and Commonwealth authorities during June 2003. The EES/EIS went on public exhibition on 26 June for a period of 2 months to the end of August.

Gas and liquids marketing activity continued through the quarter.

A gas balancing agreement is currently under negotiation between the Otway Joint Venture parties.

A final investment decision on development of the Thylacine and Geographe fields is due to be taken in April 2004 and first gas from the Otway Gas Project is planned for delivery to the market mid-2006. Origin intends to book its share of Thylacine and Geographe gas and liquids reserves as at 30 June 2003.

2.5	Tasmania

2.5.1 Otway Basin

T/30P (Interest 29.75%)

A preferred development concept for the Thylacine (T/30P) and Geographe (VIC/P43) fields has been selected. (Refer VIC/P43 in 2.4.1 above.)

2.5.2 Bass Basin

T/RL1 (Interest 37.5% (Operator))

Construction of the offshore gas platform at Batam continues to schedule with expected completion and sail-away to Bass Strait in early January 2004.

The Horizontal Directional Drilling at the shore crossing location near Kilcunda has commenced and is progressing to plan.

Earthworks have been completed at the gas plant site at Lang Lang and foundations are now being poured.

A Compulsory Acquisition process has commenced for the remaining 9 landowners along the onshore gas pipeline route who have not yet signed easement agreements.

Tenders have been called for the drilling of the two development wells on the Yolla structure.

The project remains on time and to budget with first gas expected in June 2004.

3.	EXPLORATION ACTIVITIES

3.1 South Australia

3.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

One oil exploration well (Pelican 8) was drilled during the quarter. The well intersected oil columns in the Namur Sandstone and the basal Birkhead/Hutton. On drill stem test the Namur flowed oil to surface at 336 BOPD and 234 BWPD. The well was cased and suspended as a future oil producer.

Patchawarra East Block (Interest 10.536%)

No significant activity during the quarter.

3.1.2 Otway Basin

PEL 27 (Interest 100% (Operator))

The Nampara South prospect has been selected for drilling in fulfillment of the Year 5 work obligation. Farminees are being sought to contribute towards the Nampara South 1 well.

PEL 32 (Interest 75.7143% (Operator))

No significant activity during the quarter.

PEL 57 (Interest 50% (Operator))

Seismic mapping in the vicinity of the Summer Hill prospect was completed to understand the possible cause of the gravity anomaly associated with this prospect. A seismic acquisition program is being planned over this area.

PEL 66 (Interest 70% (Operator))

Geological and geophysical studies to evaluate the prospectivity of the permit are planned.

PEL 83 (Interest 60% (Operator))

Mapping of the Wetherall structure using newly reprocessed seismic data has commenced.

3.2	Queensland

3.2.1	Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Origin Energy Resources Limited 16.5% and Oil Company of Australia Limited 0.2375%)

No significant activity during the quarter.

ATP 259P (Block Interests 10-27%)

No significant activity during the quarter.

ATP 633P (Oil Company of Australia Limited 50% (Operator))

The Right-to-Negotiate (RTN) process is continuing to effect grant of this title.

3.2.2	Surat Basin (* denotes CSG permit(s))

ATP 212P (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator))

No significant activity during the quarter.

ATP 336P (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%)

No significant activity during the quarter.

ATP 375P (Oil Company of Australia Limited 100% (Operator))

No significant activity during the quarter.

ATP 470P Redcap & Rolston (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in ATP 470P Redcap; Oil Company of Australia Limited 100% (Operator) in ATP 470P Rolston)

No significant activity during the quarter.

ATP 471P Weribone Pooling Area (Oil Company of Australia Limited 50.64% (Operator))

No significant activity during the quarter.

ATP 606P * (Oil Company of Australia Limited 68.63% (Operator), OCA (CSG) Pty Limited 15.0%)

Planning for a seismic survey over the area about the successful Combabula core hole was advanced during the quarter.

ATP 631P * (Oil Company of Australia Limited 72.38% (Operator), OCA (CSG) Pty Limited 15.0%)

Planning for a proposed commitment well, Tchanning 1, was undertaken in the quarter.

ATP 663P * (Oil Company of Australia Limited 100% (Operator))

No significant activity to report.

ATP 680P * (Oil Company of Australia Limited 100% (Operator))

No significant activity to report.

ATP 692P * (Oil Company of Australia Limited 100% (Operator))

Plans were advanced to commence a new 9 well pilot in the Talinga field commencing next quarter subject to landowner approvals.

3.2.3	Bowen Basin ( * denotes CSG permit(s))

ATP 337P (Oil Company of Australia Limited 50%)

A seismic acquisition program (123 km) to address high graded areas of ATP337P was completed during the quarter. Processing of the new data plus reprocessing of older lines has commenced.

ATP 526P * (Oil Company of Australia Limited 4.48%, Oil Company of Australia (Moura) Pty Ltd 2.34%, OCA (CSG) Pty Limited 17.0%, Origin Energy Resources Limited 0.11%))

Planning to undertake an 8 well commitment program plus a 400 km seismic program was progressed. The first well in the program, Dawson Bend 1, spudded during June.

ATP 553P (Oil Company of Australia Limited 50%)

The seismic program in ATP 337P also addressed areas in ATP 553P.

ATP 564P * (Oil Company of Australia (Moura) Pty Ltd 50% (Operator))

Rain has delayed the commencement of production testing on the Harcourt 2 exploration well drilled earlier in the year.

ATP 584P * (Oil Company of Australia Limited 65.03% (Operator), OCA (CSG) Pty Limited 24.1%, Origin Energy Resources Limited 0.25%)

No significant activity to report.

An application to renew the permit for a further four years has been made.

ATP 592P * (Durham) (Oil Company of Australia Limited 65.03% (Operator), OCA (CSG) Pty Limited 24.1%, Origin Energy Resources Limited 0.25%)

Two coreholes were completed during the period. Production testing of the pilot program continued during the quarter along with Front End Engineering Design and environmental studies.

ATP 602P * (Oil Company of Australia (Moura) Pty Ltd 50% (Operator))

Production testing of the Timmy exploration wells commenced during the period.

ATP 623P * (Oil Company of Australia Limited 77.61% (Operator), OCA (CSG) Pty Limited 16.09%)

An application for renewal of ATP 623P for a further 12 months has been made. In conjunction a PL application covering the entire ATP has also been submitted.

ATP 653P * (Oil Company of Australia Limited 4.48%, Oil Company of Australia (Moura) Pty Ltd 2.35%, OCA (CSG) Pty Limited 17.02%)

No significant activity to report.

ATP 698P * (Oil Company of Australia Limited 100% (Operator))

Plans for a commitment well, Membrance 1, were advanced during the quarter.

ATP 701P * Application (Durham) (Oil Company of Australia Limited 3.264% (Operator), OCA (Durham) Pty Ltd 95%, OCA (CSG) Pty Limited 1.205%) Negotiations on an Indigenous Land Use Agreement (ILUA) with the native title claimants were finalised and the ILUA submitted to the Native Title Tribunal on May 7.

3.3	Victoria

3.3.1	Otway Basin

PEP 150 (Interest 50% (Operator))

Negotiations on a RTN Conjunctive Agreement with the native title claimants continued during the quarter.

PEP 152 (Interest 50.51% (Operator))

Seismic mapping in the southern part of the permit was completed. Also an evaluation of the Findra and Tower prospects was commenced.

PEP 159 (Interest 50% (Operator))

Seismic mapping of the Hawksdale prospect and a petrophysical analysis of logs from Hawksdale 1 was commenced.

PEP 160 (Interest 40%)

Evaluation of the prospectivity of the permit continued.

VIC/P43 (Interest 29.75%)

Evaluation of the prospectivity of the permit continued.

VIC/P37(V) (37.5% (Operator))

This new coastal permit was awarded during the quarter to a new Joint Venture comprising Origin and Woodside. It lies offshore from the Port Campbell gas fields. The permit carries a 3D seismic and two well commitment in the first 3 years. Planning for the 3D seismic survey is underway.

3.4	Tasmania

3.4.1	Otway Basin

T/30P (Interest 29.75%)

A renewal work program and relinquishment proposal was submitted to the Designated Authority for its approval which will renew the permit for a further 5 years. This process has been delayed pending the grant of the location blocks for the future Thylacine production license. Approval is expected soon.

T//34P (Interest 37.5%)

A new permit (to be T/34P) has been offered by the Joint Authority to Woodside and Origin.

3.4.2	Bass Basin

T/18P (Interest 41.4% (Operator))

Volumetric, risk and economic assessments for the Trefoil prospect were completed during the quarter.

Planning for the proposed Trefoil 1 well commenced including detailed well design and cost estimation. A formal decision to proceed will be made in conjunction with approval of the Year 5 Joint Venture budget in August, with drilling most likely taking place in the second quarter of 2004.

T/RL1 (Interest 37.5% (Operator))

No significant activity to report.

3.5	Western Australia

3.5.1	Perth Basin

EP 320/L11 (Interest 67.0% (Operator))

Reprocessing of the Beharra Springs 3D seismic data was completed during the quarter.

Preparation has continued for the drilling of up to two wells during the second half of 2003.

EP 413 (Interest 49.189% (Operator))

Preparation commenced on the acquisition of a ground gravity survey across the Jingemia oil field and prospective areas to the south. Acquisition of the data (in conjunction with gravity acquisition in L1 and L2) is scheduled to commence in the third quarter of 2003 following necessary Government approvals.

L1 and L2 (Interest 50%)

Preparation commenced on the acquisition of a ground gravity survey across the prospective areas of L1 and L2 to the west, north and south of the Hovea and Eremia oil fields. Acquisition of the data (in conjunction with gravity acquisition in EP 413) is scheduled to commence in the third quarter of 2003 following necessary Government approvals.

Interpretation of the Hibbertia 3D seismic continued during the quarter.

EP 368 (Interest 15%)

No significant activity during the quarter.

WA 226P (Interest 28.75% (Operator))

Acquisition of the 522 km2 Macallan 3D marine seismic survey was completed during the quarter. Processing of the data was ongoing at the end of the quarter.

3.6	Northern Territory/Western Australia

3.6.1	Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

The Operator is continuing with development studies and marketing efforts to commercialise the Petrel field. Discussions have continued with potential customers during the quarter.

3.7	New Zealand

3.7.1	East Coast Basin

PEP 38328 (Interest 37.5%)

The permit has been surrendered.

PEP 38330 (Interest 22.5%)

Mapping of the recently reprocessed seismic data has been completed.

PEP 38332 (Interest 37.5%)

The permit has been surrendered.

3.7.2	Onshore Taranaki Basin

PEP 38718 (Interest 20%)

It is planned that the Tuihu 1 exploration well, which was drilled and suspended in 2001, will be deepened into the Kapuni Formation in the third quarter of 2003.

PEP 38728 (Interest 24%)

A relinquishment of 50% of the area as required at the end of the first five year term has been agreed within the Joint Venture. A work program for the next five year term is being developed.

PEP 38729 (Interest 25%)

The programmed studies for the permit are nearing completion.

PEP 38744 (Interest 50% (Operator))

Technical studies have been completed for the first permit year, with the Permit Year 2 work program being developed.

3.7.3	Offshore Taranaki Basin

PEP 38478 (Interest 50%)

The recent 200km seismic reprocessing programme, and its interpretation, has been completed. Further studies on structural imaging and reservoir prediction are underway.

3.8	United States of America

3.8.1	Gulf of Mexico (Onshore)

Production continued from the Burlington United Lands 1 well during the quarter. The negative oil production during the last two quarters corrected an over accrual at December 2002.

The Company has earned a 9.83% interest in the prospect area around the well.

4.	EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$’000	This Quarter	Previous Quarter	% Change	4th Quarter 2001/02	YTD 2002/03	YTD 2001/02
Exploration / Appraisal		14,591	11,150		10,739	55,884	53,337
Development / Plant		55,156	30,425		25,544	142,050	76,612

Total		69,747	41,575	68%	36,283	197,934	129,949

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

Item. 12

ASX Release

31 July 2003

Hovea 8 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 8 development well operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1 was at 0600 hours WST drilling ahead at 1863 m.

Operations since the last report have been to drill out of the 340 mm (13 3/8 inch) casing shoe at 576 metres and then drill ahead to the current depth.

Forward Program

The well will be drilled ahead to the top of the Dongara Sandstone reservoir section at which point 245 mm (9 5/8 inch) casing will be set prior to drilling the horizontal section in the reservoir.

Background

The Hovea 8 well is being drilled from the Hovea Production Facility as a horizontal well with the horizontal Dongara Sandstone section located between the Hovea 3 and Hovea 4 wells. The Hovea 8 well design incorporates the design and drilling parameters from the recent successful deviated well program together with a number of technically advanced drilling techniques. The well is designed to provide optimal drainage of the Hovea reserves, redundancy in the production system, and the ability to meet long term production targets.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields) and Hovea 8 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*	a wholly owned subsidiary of Origin Energy Limited

For further information contact:

John Piper

Executive General Manager - Oil and Gas Production

Phone: 07 3858 0681

Email: john.piper@upstream.originenergy.com.au

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Origin Energy Limited

By: /s/	WILLIAM HUNDY
Name:	William Hundy
Title:	Company Secretary

Date: August 13, 2003

*	Print the name and title of the signing officer under the Signature.